Exhibit 7.02

September 21, 2005

Special Committee of the Board of Directors

Mossimo, Inc.

2016 Broadway

Santa Monica, California 90404

Ladies and Gentlemen:

I am pleased to present a new proposal to acquire, through Mossimo Acquisition Corp., all of the outstanding common shares of Mossimo, Inc. in a going private transaction for $5.00 per share in cash.

I believe that this proposal presents an excellent opportunity for shareholders of the Company to achieve liquidity for their shares. I am confident that you will conclude that the proposal is fair and in the best interests of the public shareholders.  I have obtained a revised financing commitment from The CIT Group/Commercial Services, Inc., and I am prepared, at the earliest possible time, to enter into a binding merger agreement in the form accompanying this letter.

I look forward to your response at your earliest convenience.

Very truly yours,

Mossimo Giannulli